<u>**EXHIBIT 99.1**</u>



T H E   D I X I E   G R O U P

CONTACTS: **Gary A. Harmon**
Chief Financial Officer
(706) 876-5851
gary.harmon@dixiegroup.com

THE DIXIE GROUP REPORTS FIRST QUARTER RESULTS

CHATTANOOGA, Tenn. (April 30, 2007) – The Dixie Group, Inc. (Nasdaq/NM:DXYN) today reported income from continuing operations of $237,000, or $0.02 per diluted share, for the first quarter ended March 31, 2007, compared with income from continuing operations of $926,000, or $0.07 per diluted share, for the first quarter of 2006. Sales for the first quarter of 2007 were $74,490,000, down 6% from sales of $79,173,000 in the year-earlier quarter.

Commenting on the results, Daniel K. Frierson, chairman and chief executive officer, said, "First quarter results reflected a 6% decline in our sales of carpet products. Nevertheless, our sales continued to outperform the carpet industry as a whole, where sales were off almost 10% compared with the year-earlier period. Almost 60% of our carpet sales decline was due to lower sales to one customer – The Home Depot – where carpet business was extremely weak. Residential carpet sales to our other customers were down only about 4%, and our commercial carpet sales were off less than one-half of 1%.

"Despite lower revenue and the effect on fixed costs of the drop in unit volume, our gross margin as a percentage of net sales improved compared with the first quarter a year ago. Higher average selling prices, better product mix, improved production quality and manufacturing efficiencies all had a positive impact on our gross margin percentage. The average selling prices of our carpet business rose to over $21.00 per square yard in the first quarter of this year, compared with average selling prices of less than $20.00 per square yard in the first quarter of last year.

"Sales of our new modular/carpet tile products, introduced last year, continued to grow and have been well received in our markets. Sales of modular/carpet tile were over $800,000 in the first quarter of this year while the negative impact of this start-up operation on our first quarter results was less than $300,000. We continue to be very optimistic that this new business will grow and make a positive contribution to our operating results during the last half of this year.

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"Despite the industry's softness, our emphasis on development and introduction of new and differentiated products has continued. Our new Dixie Home and Office collection of Stainmaster® commercial products that will be sold through retail stores and Masland's and Fabrica's wool products collections are on schedule to reach the marketplace later this year. These new products should fuel sales growth. Although our sales and order-entry rates for residential products remained weak in April, sales and order-entry rates in our commercial business improved sharply. We are optimistic that conditions in the residential portion of our industry will improve in the last half of this year. The improvement we are seeing in our commercial business and the anticipated effect of our new residential products make us optimistic that our sales will continue to outpace those of the carpet industry," Frierson concluded.

Results related to discontinued operations reflected a loss of $66,000, or $0.01 per diluted share, in the first quarter of 2007, compared with a loss of $91,000, or $0.01 per diluted share, in the first quarter of 2006. Including discontinued operations, the Company reported net income of $171,000, or $0.01 per diluted share, in the first quarter of 2007, compared with net income of $835,000, or $0.06 per diluted share, in the first quarter of 2006.

A listen-only Internet simulcast and replay of Dixie's conference call may be accessed with appropriate software at the Company's web site or at www.earnings.com. The simulcast will begin at approximately 11:00 a.m. Eastern Time on April 30, 2007. A replay will be available approximately two hours later and will continue for approximately 30 days. If Internet access is unavailable, a listen only telephonic conference will be available by dialing 913-981-5533 at least ten minutes before the appointed time. A seven-day telephonic replay will be available two hours after the call ends by dialing 719-457-0820 and entering 9470475 when prompted for the access code.

The Dixie Group (www.thedixiegroup.com) is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets and Dixie Home brands.

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

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THE DIXIE GROUP, INC.

Consolidated Condensed Statements of Operations

(unaudited; in thousands, except earnings per share)

		Three Months Ended		
		March 31, 2007		April 1, 2006
NET SALES	$	74,490	$	79,173
Cost of sales		52,671		56,974
GROSS PROFIT		21,819		22,199
Selling and administrative expenses		19,778		19,216
Other operating income		(28)		(342)
Other operating expense		125		157
OPERATING INCOME		1,944		3,168
Interest expense		1,557		1,767
Other income		(14)		(12)
Other expense		17		3
Income from continuing operations before income taxes		384		1,410
Income tax provision		147		484
Income from continuing operations		237		926
Loss from discontinued operations, net of tax		(66)		(91)
NET INCOME	$	171	$	835
BASIC EARNINGS (LOSS) PER SHARE:				
Continuing operations	$	0.02	$	0.07
Discontinued operations		(0.01)		(0.00)
Net income	$	0.01	$	0.07
DILUTED EARNINGS (LOSS) PER SHARE:				
Continuing operations	$	0.02	$	0.07
Discontinued operations		(0.01)		(0.01)
Net income	$	0.01	$	0.06
Weighted-average shares outstanding:				
Basic		12,771		12,632
Diluted		12,976		12,935

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THE DIXIE GROUP, INC.
Consolidated Condensed Balance Sheets
(in thousands)

		March 31, 2007		December 30, 2006
ASSETS		*(Unaudited)*		
Current Assets				
Cash and cash equivalents	$	627	$	538
Accounts receivable, net		32,760		30,922
Inventories		74,951		69,600
Other		10,154		7,652
Total Current Assets		118,492		108,712
Net Property, Plant and Equipment		98,135		98,398
Goodwill		56,906		56,960
Other Assets		13,709		13,604
TOTAL ASSETS	$	287,242	$	277,674
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued expenses	$	34,999	$	27,923
Current portion of long-term debt		7,908		7,663
Total Current Liabilities		42,907		35,586
Long-Term Debt				
Senior indebtedness		59,514		57,780
Capital lease obligations		3,598		3,937
Convertible subordinated debentures		19,662		19,662
Deferred Income Taxes		11,696		11,697
Other Liabilities		13,718		13,334
Stockholders' Equity		136,147		135,678
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	287,242	$	277,674

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